UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December, 2004

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40 F.          Form 20-F |_| Form 40-F |X|

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Yes |_| No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_| No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 16, 2004	ALIMENTATION COUCHE-TARD INC. By: /s/ Sylvain Aubry Sylvain Aubry Corporate Secretary

PRESS RELEASE

Couche-Tard announces new organizational structure

for its North American operations

and two appointments to the management of its two major markets

_________________________________________________________________________________________

ATD.MV.A, ATD.SV.B / TSX

Laval, December 16, 2004 — Alimentation Couche-Tard Inc. (“Couche-Tard”) announces the organizational restructuring of its North American operations. Effective December 15, 2004, this new structure fits fully into its decentralized business model and the integration of Circle K. The Operations of Couche-Tard’s North American network will henceforth be grouped under the following two large markets: Eastern North America and Western North America, giving rise to the creation of two newly created positions as Senior Vice-President.

Mr. Stéphane Gonthier has been appointed as Senior Vice-President, Eastern North America, and Mr. Brian Hannasch, as Senior Vice-President, Western North America, reporting directly, along with the Senior Director, International Franchises, to Mr. Réal Plourde, Executive Vice-President and Chief Operating Officer.

Each Senior Vice-President will be in charge of four business units, each of which remain under the management of a Vice-President, Operations. Based on the new structure, Mr. Stéphane Gonthier, as Senior Vice-President, Eastern North America, will be responsible for the following business units: Central Canada (of which he also remains Vice-President, Operations, until his successor’s appointment), Eastern Canada, Southeast US and Florida/Gulf US. As for Mr. Brian Hannasch, he will be responsible for the business units of the Midwest US, Arizona, West Coast US and Western Canada, while continuing with his current responsibility overseeing the Circle K Integration Committee until May 2005.

“The creation of these two large operational markets that each comprise four business units will allow us to continue to improve our overall effectiveness and coordination of major activities among our units. It should be pointed out that each business unit remains autonomous, headed by a Vice-President, Operations, and that this new structure will favour decentralization, the application of quality of service standards, and our differentiation strategy, all of which drive out growth,” indicated Mr. Réal Plourde.

Alimentation Couche-Tard Inc. – Press Release December 15, 2004 / page 2

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the fourth largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator. The Company currently operates a network of 4,816 convenience stores, 3,008 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five which cover 23 American states. Some 34,000 people work at Couche-Tard’s executive offices and throughout the network.

Source

Alain Bouchard, Chairman of the Board, president and Chief Executive Officer

Réal Plourde, Executive Vice-President and Chief Operating Officer

Alimentation Couche-Tard Inc.

Tel: (450) 662-3272

info@couche-tard.qc.ca

www.couche-tard.com